Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

March 29, 2012
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Eloqua, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 15, 2011
File No. 333-176484
Dear Ms. Mills-Apenteng:
     This letter is submitted on behalf of Eloqua, Inc. (formerly Eloqua Limited) (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on November 15, 2011 (the “Registration Statement”), as set forth in your letter dated December 9, 2011 addressed to Joseph P. Payne, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments.
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.
     The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 3 (marked to show changes from the Registration Statement).

Ms. Mills-Apenteng
United States Securities and Exchange Commission
March 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Nine Months Ended September 30, 2010 and 2011
Cost of subscription and support revenue, page 65
1.	We note your disclosure that as a percentage of subscription and support revenue, the costs of subscription and support revenue have improved slightly from 19.9% for the nine month period ended September 30, 2010 to 20.2% for the nine month period ended September 30, 2011. Please clarify how an increase in costs as a percentage of revenue is an improvement.

RESPONSE: The Company respectfully advises the Staff that the referenced language does not appear in Amendment No. 3, as Amendment No. 3 contains the financial information and analysis for the year ended December 31, 2011.
Legal Proceedings, page 101
2.	We refer to prior comments 8 and 9. Given that you are unable to estimate the cost of the litigation and its ultimate resolution at this time, we are unable to concur with your assertion that quantitative disclosure regarding the monetary damages sought by iHance would be misleading to investors. Please tell us in more specific detail the basis for your belief that the relief sought, which you have acknowledged exceeds 10% of your current assets, is not a material matter required to be disclosed. In addition, please provide us with copies of the complaint and your answer to the complaint for our review.

RESPONSE: In response to the Staff’s comments, the Company has revised the disclosure on page 100 of Amendment No. 3. In addition, the Company has supplementally provided to the Staff copies of the requested materials.
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Ms. Mills-Apenteng
United States Securities and Exchange Commission
March 29, 2012

     If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1568.

Sincerely,

/s/ Christopher J. Austin
Christopher J. Austin
Enclosures
cc:	Joseph P. Payne, Eloqua, Inc. Don E. Clarke, Eloqua, Inc. David V. Cappillo, Goodwin Procter LLP